FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 28, 2003

BIOMIRA INC.
(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] (for past years)	Form 40-F [X] (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :________

B I O M I R A

Interim Report 2003

For the 6 months ended June 30, 2003

Q1 Q2 Q3 Q4

QUARTERLY REPORT TO SHAREHOLDERS:
2003 Second Quarter Report

Corporate Update:

Theratope® Vaccine Phase III Final Analysis

On June 16, 2003, Biomira Inc. announced the results from the Theratope Phase III trial involving 1,030 women with metastatic breast cancer.

The trial endpoints were time to disease progression and survival. We did not meet the two pre-determined statistical endpoints at the final analysis and further analyses of the data, now underway, will not change that finding.

However, favourable results were observed in one pre-stratified subset of women in the trial, those on hormonal treatment following chemotherapy, which made up approximately 32 per cent of the patient population. We were pleased to see that although hormonal therapy would be generally expected to provide clinical benefit, the patients on the Theratope arm showed an even greater trend in survival over the control arm in this subset. We are continuing to analyze these data. It is important to note that this group of patients was a pre-determined subset. The original trial protocol was amended in June, 1999 to allow women on hormonal therapy to enter the trial. This group of women became an important trial within a trial. The ongoing analysis must be painstakingly rigorous to ensure we extract all of the important data available.

Thereafter, it is our intention to have discussions with the regulatory authorities. We hope to have the first of these discussions towards the end of the year. Based on these conversations and a full evaluation of the data, we will then determine how to proceed and information will be communicated to shareholders at that time.

Dr. Will Steward, Chairman of the Data Safety Monitoring Board (DSMB) said, “This study was conducted to the highest possible standards, with no safety concerns, excellent compliance and high quality data. From the DSMB’s perspective, it is a good example of how to run a trial.” Biomira intends to continue to carefully analyze the subset data with Merck KGaA of Darmstadt, Germany, our collaborator for both Theratope and BLP25 Liposomal vaccine. We need to take the time necessary to look critically at the increased survival trend and enter into discussions with the regulatory authorities only when we are in a position to speak knowledgeably with respect to the trial results.

We should also remember that the Phase III trial is not over. We will continue to monitor the patients on the study and we will continue to collect any remaining data from the clinical sites. Both Biomira and Merck KGaA are extremely grateful to all of the women who participated in the trial and the women who continue to be involved as we determine the potential benefit of this product candidate. We are also expecting results from our Quality of Life survey for the overall patient population. These data may also be useful in our discussions with regulatory authorities.

Theratope Phase II Aromatase Inhibitor/Faslodex® Trial

Biomira and Merck KGaA are also conducting a Phase II study of women being treated for metastatic breast cancer with either aromatase inhibitors or Faslodex®. These are forms of hormonal treatment. The trial is being managed by Merck KGaA’s wholly owned U.S. subsidiary, EMD Pharmaceuticals, Inc. Patients in this trial are at an earlier stage in their disease and data from this trial may be complementary to the data being collected from the Phase III trial, especially as it relates to the subset of women receiving hormonal treatment on the Phase III study. Full enrolment is expected in the first half of 2004.

Theratope Phase II Colorectal Cancer Study

In May 2003, Biomira announced the results from its 20-patient study of Theratope in treating patients with colorectal cancer. Results were part of a poster presentation at the American Society of Clinical Oncology Meeting in Chicago, IL.

As expected, we observed Theratope to have a good safety profile when administered in conjunction with chemotherapy and the patients were able to mount a specific antibody response to the vaccine. This information will be useful in the design of potential further studies in this indication.

BLP25 Phase IIb Study in Non-Small Cell Lung Cancer (NSCLC)

At Biomira’s recent Annual General Meeting (AGM) held on June 26th, an update was provided on the Phase IIb study in NSCLC. The trial has been fully enrolled with 171 patients from both Canada and the United Kingdom. The Companies had originally felt that results would be known in Q3/2003. However, the trial is event driven and it now appears that results will not be available until late 2003 or early 2004. Although the milestone has slipped, it is good news in that patients appear to be living longer on the trial.

The Phase IIb study is not a blinded study to physicians at the individual sites. Patients were randomized to either the treatment arm (BLP25 and best standard of care) or best standard of care. The endpoints of the study are safety, survival benefit and quality of life. Patients on the study are followed for survival, as are those who have come off the study. The Companies remain blinded as to efficacy outcome of this trial until the final analysis takes place.

BLP25 Phase II Study in Prostate Cancer

Biomira stakeholders were also provided an update at the Company’s AGM on the Phase II study of BLP25 in patients with prostate cancer. The purpose of the trial was to determine whether or not the vaccine could impact rising Prostate Specific Antigen or PSA levels. In the 16 patients evaluated, the vaccine showed a good safety profile and the dose and schedule were well accepted by the patients. Preliminary results in this small patient population did not conclusively show an effect on rising PSA levels and no new studies in this area are planned.

Fifty-three per cent of the evaluable patients had stable PSA at the end of the induction phase. The induction phase, which was up to week eight, included weekly injections. Forty per cent of patients had a slowdown in the rate of PSA rise during the following maintenance phase, as demonstrated by a greater than 50 per cent increase in PSA Doubling Time.

Half of the patients demonstrated an immune response directed against MUC1. We will follow the remaining patients to the completion of the trial, scheduled for the end of 2003. The Company cannot comment on patient benefit as this exploratory Phase II study looked at only rising PSA levels and the study did not include efficacy endpoints in the protocol design.

Biomira/Merck KGaA Collaboration

Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms — monoclonal antibodies, vaccines, and immunocytokines and angiogenesis inhibitors.

Biomira and Merck KGaA have a strong collaboration, with five clinical trials now in process or post trial analysis. Biomira and Merck KGaA’s wholly owned subsidiary, EMD Pharmaceuticals, Inc. are working closely to fully understand the Phase III Theratope results. The Companies expect to also work closely to plan discussions with the applicable regulatory authorities, where feasible.

Financial Update

On April 29th, Biomira announced a U.S. $5.5 million financing with Rodman & Renshaw, Inc. of New York acting as exclusive placement agent. The Company offered 4,824,561 common shares at an issue price of U.S. $1.14, a 15 per cent discount to the prior six-day volume weighted average trading price of U.S. $1.35. The Company also provided 814,815 warrants at an exercise price of U.S. $1.66. The warrants have a two-year term from the date of issuance.

On May 8th, the Company announced a further financing of U.S. $3.7 million, again with Rodman & Renshaw, Inc. An additional 3,245,615 shares were offered at an issue price of U.S. $1.14, a discount of less than four per cent from the Biomira share close that day of U.S. $1.18. Warrants totaling 548,148 were also provided at an exercise price of U.S. $1.66, again with a two-year term from the date of issuance.

Both financings were put in place to ensure the Company had sufficient funding to sustain it until the end of 2004, at the current burn rate.

Biomira also completed a final repayment and cancellation of the convertible debentures with respect to its U.S. $15 million private financing announced on October 1, 2001. The final installment of principal and interest, amounting to U.S. $882,962, was paid in cash in advance of the June 2, 2003 deadline, with no penalty or premium for early repayment. All outstanding convertible debentures have been received by the Company and cancelled. None of the debentures originally issued, nor any portion of them, were ever converted to stock.

Warrants for 750,000 common shares, issued to the convertible debenture holders at the time of the financing at an exercise price of U.S. $6.00 expire on December 31, 2004.

During the second quarter, Biomira drew down $1.8 million on its equity line agreement. The Company drew down a total of $2.4 million in 2003 prior to the expiry of the equity line agreement on June 8, 2003. The equity line financing was originally put in place to ensure access to an assured source of financing during a lengthy period of market uncertainty.

Richard L. Jackson Joins Biomira’s Board of Directors

On May 6th, Biomira announced the appointment of Richard L. Jackson, PhD, to its Board of Directors. Dr. Jackson is currently a biotechnology and pharmaceutical consultant and has his own company in Cincinnati, OH. Prior to forming his own company, Dr. Jackson was the President and CEO of Emergen, Inc., a company focused on women’s health care issues.

Marilyn Olson Appointed Vice President Regulatory Affairs

Also in May, Biomira appointed Marilyn Olson as Vice President Regulatory Affairs. Marilyn has been a part of the Biomira team since 1989 and was the Senior Director of Regulatory Affairs prior to her recent appointment. With all of the Company’s ongoing clinical trials, Regulatory Affairs is a critical part of the organization moving forward and Marilyn was an excellent candidate to fill this role and join the Biomira executive team.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

Overview of the Business

Biomira Inc. is a product-focused biotechnology company applying its proprietary immunology and organic chemistry technologies in the development of therapeutic cancer vaccines. The Company’s lead product candidate, Theratope, currently undergoing an extensive review of data from a Phase III clinical trial for metastatic breast cancer, is also being tested in a Phase II study involving patients on hormonal therapy for breast cancer and a Phase II study involving colorectal cancer. For its second product candidate BLP25, Biomira is conducting a Phase IIb clinical trial for non-small cell lung cancer, as well as a Phase II study in prostate cancer. The Company’s commitment to the development of products for the treatment of cancer is focused on innovative strategies for cancer immunotherapy.

Results of Operations

Financial results for the six months ended June 30, 2003 indicate a consolidated net loss from operations of $9.9 million or $0.18 per share, compared to a net loss of $15.4 million or $0.34 per share for the same period in 2002. The decreased loss of $5.5 million in 2003 is due to a $5.3 million reduction in gross research and development expenditures, a $0.8 million reduction in general and administrative expenditures, a $0.5 million reduction in marketing and business development expenses, a $0.3 million reduction in amortization of capital assets, offset by lower investment and other income of $0.8 million and lower operating revenues of $0.6 million.

The overall decrease in operating expenditures results from the decision in late 2002 to concentrate resources on the development of the Company’s lead clinical programs, Theratope and BLP25 Liposomal vaccines. In addition, the wind down of the Theratope Phase III trial accounted for the significant drop in both clinical development spending and contract research and development revenue.

Revenues

Contract research and development revenue for the six months ended June 30, 2003, totalling $1.5 million compared to $1.9 million for the same period in 2002, represents research and development funding received from Merck KGaA. Research and development revenues have declined by $0.4 million in 2003 due to lower expenditures related to the Theratope Phase III trial. Licensing revenues from collaborative agreements represent the amortization of upfront payments received by the Company upon commencement of the Merck KGaA collaboration.

Research and Development

Research and development expenditures for the six months ended June 30, 2003 were $8.4 million compared to $13.7 million for the same period in 2002. The year to date decrease of $5.3 million is attributable to the winding down of the Theratope Phase III trial and to the curtailment of early stage research programs announced in October 2002.

Marketing and Business Development

Marketing and business development expenditures for the six months ended June 30, 2003 amounted to $0.6 million compared to $1.1 million for the same period in 2002, and reflect the timing of expenditures related to Theratope pre-launch activities. Marketing and business development expenditures include costs to develop Biomira’s internal marketing capabilities, as well as Theratope pre-launch marketing activities jointly undertaken and funded with Merck KGaA.

Other Operating Expenses

Lower general and administrative expenses of $0.8 million for the six months ended June 30, 2003 compared to the same period in 2002 reflect the head count reduction initiated in late 2002 and other cost containment efforts.

Amortization of capital assets for the six months ended June 30, 2003, compared to the same period in 2002, is lower by $0.3 million due to a capital asset impairment write down taken at the 2002 year end.

Investment and Other Income

Lower investment income of $0.8 million for the six months ended June 30, 2003 compared to the same period in 2002 is attributable to drawing down the investment portfolio, lower market interest rates, and lower yields due to investment in conservative, highly liquid securities. Other income includes an unrealized net foreign exchange loss of $0.4 million for the six months ended June 30, 2003 on U.S. dollar denominated assets and liabilities due to a stronger Canadian currency, compared to a net loss of $0.06 million for the same period in 2002.

Liquidity and Capital Resources

Biomira’s financial reserves total $30.5 million in cash and short-term investments as at June 30, 2003. The improvement in cash position, relative to the previous quarter end, results from successful financings completed in the second quarter.

Biomira raised $13.1 million (U.S. $9.2 million) through two equity offerings under the U.S. $150 million Base Shelf Prospectus filed in April 2002. Proceeds were $12.4 million (U.S. $8.8 million), net of a 4% underwriting commission of $0.5 million (U.S. $0.4 million) to the placement agent, and other issue costs of $0.2 million. Along with the 8.07 million shares, 1.36 million warrants were also issued with a strike price of U.S. $1.66 that could generate an additional U.S. $2.26 million if fully exercised.

Also during the second quarter, the Company made interest and principal repayments of $3.8 million under the terms of its convertible debenture agreement, with cumulative cash repayments to date totaling $24.0 million. As at June 30, 2003, the convertible debentures have been fully repaid, removing approximately U.S. $0.9 million from the monthly cash burn.

The Company drew down $1.8 million under its existing equity line agreement in the second quarter, in order to partially offset the cash required for the convertible debenture repayments. There will be no further financing from this facility as it expired on June 8, 2003.

As a result of the new capitalization and lower burn rate from debt retirement, the Company’s available cash reserves, as at June 30, 2003, are expected to fund the current level of operations until the end of 2004.

Outlook

Until such time as Theratope and BLP25 receive regulatory approval and are successfully commercialized, Biomira will continue to incur operating losses. However, with the cost reduction initiative undertaken in late 2002, winding down of the Theratope Phase III clinical trial, and continuing prudent fiscal stewardship, management believes that overall operating losses can be maintained at current levels, barring major new initiatives.

The Company has sufficient cash reserves to fund current operating and capital requirements until the end of 2004. However, contingent on discussions with regulatory agencies regarding the possibility and timing related to the filing of a marketing application for Theratope, and timing of a possible regulatory approval, funding of various pre-commercialization initiatives could necessitate new financing in late 2003 or 2004.

Risks and Uncertainties

As described in the Outlook, the immediate risks and uncertainties facing Biomira are: the ability to present convincing clinical benefit from the Theratope Phase III data analysis to support a marketing application; timely and favourable regulatory clearance; and the Company’s success in generating sufficient new capital on acceptable terms and on a timely basis. In the near and long term, the ability to secure financing will depend on several factors, such as: the Company’s prospects and conducive equity market conditions allowing financing to be placed on acceptable terms; the costs and timelines required to obtain regulatory approval for Biomira’s lead product candidates, Theratope and BLP25; the ability to patent and defend Biomira’s intellectual property; timely progression and favourable outcomes of current and future clinical studies; recruitment and retention of key personnel; and the Company’s ability to in-license complementary products and technology to build up its pipeline.

Other business risks and uncertainties have not changed significantly from those disclosed in the Management’s Discussion and Analysis in Biomira’s 2002 annual report and in other regulatory filings.

Forward-Looking Statements

This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of the Company’s risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in the United States and Canada.

Alex McPherson, MD, PhD
President and Chief Executive Officer

Share Registrars and Transfer Agents Computershare Trust Company of Canada 600, 530 - 8th Ave. S.W. Calgary, Alberta, Canada T2P 3S8	Computershare Trust Company Inc. P.O. Box 1596 Denver, CO 80201 USA	Stock Listings and Symbols Toronto Stock Exchange: BRA Nasdaq National Market: BIOM

Contact: Jane Tulloch
Director, Investor Relations
780 490-2812 ir@biomira.com
We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 277.

CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands)

	June 30	December 31
	2003	2002
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$12,169	$8,507
Short-term investments	18,371	28,682
Accounts receivable	1,001	1,207
Prepaid expenses	574	497

	32,115	38,893

Capital assets (net)	838	1,076

	$32,953	$39,969

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,462	$8,580
Accrued interest on convertible debentures	-	28
Current portion of capital lease obligation	134	169
Current portion of deferred revenue	1,053	1,053

	5,649	9,830

Capital lease obligation	48	96
Deferred revenue	7,198	7,724
Class A preference shares	30	30

	12,925	17,680

SHAREHOLDERS’ EQUITY
Share capital (Notes 3, 4)	342,858	328,537
Convertible debentures (Notes 4, 5)	-	7,614
Warrants (Notes 3, 4, 5)	4,536	3,338
Contributed surplus	8,901	8,901
Deficit	(336,267)	(326,101)

	20,028	22,289

	$32,953	$39,969

CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2003	2002	2003	2002

REVENUE
Contract research and development	$635	$947	$1,537	$1,939
Licensing revenue from collaborative agreements	262	263	526	526
Licensing, royalties and other revenue	-	183	-	183

	897	1,393	2,063	2,648

EXPENSES
Research and development	4,292	7,114	8,414	13,693
General and administrative	1,532	2,139	3,078	3,853
Marketing and business development	272	172	577	1,066
Amortization of capital assets	119	257	238	500

	6,215	9,682	12,307	19,112

OPERATING LOSS	(5,318)	(8,289)	(10,244)	(16,464)
Investment and other income (Note 6)	(264)	481	308	1,134
Interest expense	(3)	(11)	(11)	(25)
Gain on disposal of capital assets	53	-	58	-

LOSS BEFORE INCOME TAXES	(5,532)	(7,819)	(9,889)	(15,355)
Income tax provision	—	(9)	(3)	(46)

NET LOSS	$(5,532)	$(7,828)	$(9,892)	$(15,401)

BASIC AND DILUTED LOSS PER SHARE (Note 7)	$(0.09)	$(0.18)	$(0.18)	$(0.34)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	56,910	52,633	56,910	52,633

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2003	2002	2003	2002

DEFICIT, BEGINNING OF PERIOD	$(330,895)	$(298,916)	$(326,101)	$(290,116)
Net loss for the period	(5,532)	(7,828)	(9,892)	(15,401)
Accretion of convertible debentures	(209)	(1,264)	(713)	(2,228)
Interest, foreign exchange gain/loss, and carrying charges on convertible debentures (Note 6)	369	(148)	439	(411)

DEFICIT, END OF PERIOD	$(336,267)	$(308,156)	$(336,267)	$(308,156)

CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2003	2002	2003	2002

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss	$(5,532)	$(7,828)	$(9,892)	$(15,401)
Add/(less) items not affecting cash:
Amortization of capital assets	119	257	238	500
Gain on disposal of capital assets	(53)	-	(58)	-
Unrealized foreign exchange loss	400	146	420	146
Net change in non-cash balances from operations	(117)	(2,383)	(4,534)	(5,031)

	(5,183)	(9,808)	(13,826)	(19,786)

INVESTING
(Increase)/Decrease in short-term investments	(2,530)	2,856	10,311	15,439
Purchase of capital assets	-	(109)	-	(124)
Proceeds on disposal of capital assets	53	-	73	-

	(2,477)	2,747	10,384	15,315

FINANCING
Proceeds on issue of common shares, net of issue costs	14,838	1,834	15,518	2,725
Proceeds from convertible debentures, net of financing costs	-	-	-	(24)
Repayment on convertible debentures	(3,785)	(4,134)	(7,826)	(6,945)
Interest on convertible debentures	(23)	(194)	(91)	(595)
Repayment of capital lease obligation	(39)	(54)	(77)	(112)

	10,991	(2,548)	7,524	(4,951)

Effect of exchange rate fluctuations on cash and cash equivalents	(400)	(146)	(420)	(146)

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	2,931	(9,755)	3,662	(9,568)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,238	22,976	8,507	22,789

CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,169	$13,221	$12,169	$13,221

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid	$3	$11	$11	$25
Amount of income taxes paid	$5	$-	$5	$-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2002, except as noted below. Comparative figures for prior periods have been restated to conform to the current presentation.

Omitted from these statements are certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP. The financial statements and notes presented should be read in conjunction with the audited financial statements for the year ended December 31, 2002 filed with the appropriate securities commissions.

2.	Changes in Accounting Policy

a) Hedging relationships

Effective January 1, 2003, the Company adopted the recommendations of Accounting Guideline AcG-13 Hedging Relationships, which requires that, in order to apply hedge accounting, all hedge relationships must be identified, designated, documented, and effective. Where hedging relationships do not meet these criteria, hedge accounting must be discontinued. AcG-13 is effective for hedging relationships in effect in fiscal years beginning after July 1, 2003; however, early adoption is encouraged. There is no material impact from the adoption of AcG-13 on the financial statements either in the current period or the prior period presented.

b) Disclosure of guarantees

Effective January 1, 2003, the Company adopted the recommendations of Accounting Guideline AcG-14 Disclosure of Guarantees, which describes the nature and types of guarantees, provides examples of those guarantees covered by the scope of AcG-14, and details the prescribed disclosures. There is no material impact on the financial statements resulting from the adoption of AcG-14 either in the current period or the prior period presented.

c) Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3110 Asset Retirement Obligations, which requires the recognition of a liability for obligations relating to asset retirements to be measured at fair value, capitalized as part of the carrying value of the underlying asset, and amortized to expense over its expected life. Although this standard is effective for fiscal years beginning after January 1, 2004, early adoption is encouraged. There is no material impact on the financial statements resulting from the adoption of CICA 3110 either in the current period or the prior period presented.

3.	New Equity Placement

Under the U.S. $150 million Base Shelf Prospectus dated April 30, 2002, the Company completed two equity offerings for share units consisting of common shares and immediately detachable purchase warrants totalling approximately 16.9% of the number of common shares issuable. The April 29, 2003 placement raised U.S. $5.5 million through issuance of 4,824,561 shares and 814,815 warrants. The May 8, 2003 placement raised U.S. $3.7 million through issuance of 3,245,615 shares and 548,148 warrants. The units were priced at U.S. $1.14 each, while the warrants have a strike price of U.S. $1.66 and an expiry date of two years from date of issuance if not exercised. In addition to their fee, the placement agent received 80,702 warrants with a strike price of U.S. $1.74, expiring two years from date of issuance.

	U.S. $5.5	U.S. $3.7
	Million	Million
	Offering	Offering	Totals

Gross proceeds	$7,951	$5,162	$13,114
Underwriting commission at 4%	(315)	(212)	(528)
Other issue costs	(124)	(81)	(205)

Net proceeds	$7,512	$4,869	$12,381

Proceeds allocated to warrants	$1,009	$486	$1,495
Proceeds allocated to share capital	6,503	4,383	10,886

	$7,512	$4,869	$12,381

4.	Share Capital

The following table presents share information for the period ended:

	June 30	December 31
	2003	2002

Common shares
Common shares, beginning of period	53,796	52,377
Issued under equity offerings	8,070	-
Issued under the 1999 equity line
Common Stock Purchase Agreement	1,367	1,229
Issued under exercise of warrants	267	-
Issued under exercise of stock options	42	190

Common shares, end of period	63,542	53,796

Stock options
Stock options, beginning of period	4,601	4,225
Granted	220	1,068
Exercised	(42)	(190)
Cancelled	(544)	(502)

Stock options, end of period	4,235	4,601

Stock options are exercisable at a range of exercise prices from $1.64 to $23.10 per share.
Warrants
Warrants, beginning of period	975	975
Issued	1,444
Exercised	(267)
Expired	-	-

Warrants, end of period	2,152	975

Under CICA Handbook Section 3860 Financial Instruments, the convertible debenture warrants and the equity warrants have been accounted for in accordance with their substance and measured at their fair value using the Black-Scholes option-pricing model. In June 2003, under the terms of the Warrant Agreements associated with the U.S. $5.5 million and $3.7 million equity offerings, 266,666 warrants were exercised at the strike price of U.S. $1.66, yielding proceeds of $591 (U.S. $443).

The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $1.66 to U.S. $6.00 per share.

5.	Convertible Debentures

Under the terms of the convertible debenture agreement dated September 26, 2001, the Company elected to pay the April to June 2003 obligations in cash in the aggregate amount of $3,808 (2002 - $4,328), consisting of principal and interest. Cumulative repayments to date of principal and interest were $23,990 (2002 - $7,540).

The convertible debentures were fully repaid in May 2003, in advance of the repayment deadline of June 2, 2003, with no premium or penalty.

As at June 30, 2003, the common equity component of the convertible debentures was nil (December 31, 2002 - $7,614) and the purchase warrants component was $3,338 (December 31, 2002 - $3,338), for an aggregate amount of $3,338 (December 31, 2002 - $10,952).

6.	Effects of Foreign Exchange Fluctuation

Due to the strengthening of the Canadian dollar relative to the U.S. dollar over the 6 months ended June 30, 2003, the financial results for the period include foreign exchange gains and losses, as presented below:

	3 Months Ended		6 Months Ended
	June 30		June 30

	2003	2002	2003	2002

Investment and other income:
Net unrealized foreign currency translation and transaction losses	$(559)	$(105)	$(382)	$(60)

Interest, foreign exchange gain/loss, and carrying charges on convertible debentures:
Realized foreign exchange gain/(loss) on principal repayments	$378	$53	$501	$(6)

7.	Basic and Diluted Loss per Share

Under CICA Handbook Section 3500 Earnings Per Share, basic and diluted loss per share has been calculated as follows:

	3 Months Ended		6 Months Ended
	June 30		June 30

	2003	2002	2003	2002

Net loss, as reported	$(5,532)	$(7,828)	$(9,892)	$(15,401)
Convertible debentures accounted for as equity:
Accretion of convertible debentures	(209)	(1,264)	(713)	(2,228)
Interest, foreign exchange gain/loss, and carrying charges on convertible debentures	369	(148)	439	(411)

Net loss to common shareholders	$(5,372)	$(9,240)	$(10,166)	$(18,040)

Weighted-average shares outstanding	56,910	52,633	56,910	52,633

Basic and diluted loss per share	$(0.09)	$(0.18)	$(0.18)	$(0.34)

8.	Stock-Based Compensation

As permitted by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, the Company has elected to continue measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the amount an optionee must pay to acquire the stock.

Had compensation costs for the Company’s stock option plan been determined at the grant date of the awards using the fair value method, additional compensation expense would have been recorded in the consolidated statements of operations for the period, with pro forma net loss and loss per share, as presented in the table below.

	3 Months Ended		6 Months Ended
	June 30		June 30

	2003	2002	2003	2002

Net loss to common shareholders (Note 7)	$(5,372)	$(9,240)	$(10,166)	$(18,040)
Compensation expense arising from:
Options awarded in current year	(18)	(16)	(26)	(50)
Options awarded in prior year	(259)	-	(518)	-

Pro forma net loss	$(5,649)	$(9,256)	$(10,710)	$(18,090)

Pro forma basic and diluted loss per share	$(0.10)	$(0.18)	$(0.19)	$(0.34)

Compensation expense for options awarded in the current and prior periods reflects the amortization of the fair value of these options over their respective vesting periods.

The following weighted-average assumptions were used in the Black-Scholes option pricing model for valuation of stock options granted during the period:

Dividend rate	0.0%	0.0%
Annualized volatility	107.44%	76.73%
Risk-free interest rate	4.44%	4.80%
Expected life of options in years	5.1	6.0

The pro forma amounts estimated according to the Black-Scholes option pricing model may not be indicative of actual values realized upon the exercise of these options by the holders.

9.	Segmented Information

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	3 Months Ended		6 Months Ended
	June 30		June 30

	2003	2002	2003	2002

Revenue from operations located in
Canada	$27	$224	$67	$268
Barbados	761	1,060	1,778	2,162
Europe	109	109	218	218

	$897	$1,393	$2,063	$2,648

Amortization of capital assets in
Canada	$112	$168	$224	$327
United States	7	89	14	173

	$119	$257	$238	$500

	June 30	December 31
	2003	2002

Capital assets in
Canada	$789	$1,013
United States	49	63

	$838	$1,076

The Company derives significant revenue from certain customers. The number of customers which individually account for more than 10 per cent of revenue and total revenue from transactions with those customers are as follows:

	Number of
	Customers	Revenue

2003	1	$2,063
2002	1	2,466